UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 65414/September 28, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14521

| | |
|---|---|
| In the Matter of | : |
| | : |
| MATTHEWS STUDIO EQUIPMENT GROUP, | : |
| MERIDIAN POINT REALTY TRUST 83, | :     ORDER MAKING FINDINGS AND |
| MORE CASH FOR LIFE (WORLDWIDE) LTD., | :     REVOKING REGISTRATIONS |
| NEW YORK NETWORKS, INC. | :     BY DEFAULT |
| (f/k/a CALIPER ACQUISITION CORPORATION), | : |
| NOMATTERWARE, INC., | : |
| NORMARK VENTURES CORP., and | : |
| NOVAHEADINC | : |

SUMMARY

This Order revokes the registrations of the registered securities of  Matthews Studio Equipment Group, Meridian Point Realty Trust 83, More Cash for Life (Worldwide) Ltd., New York Networks, Inc. (f/k/a Caliper Acquisition Corporation), Nomatterware, Inc., Normark Ventures Corp., and Novaheadinc (collectively, Respondents).  The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I.  BACKGROUND

The Commission initiated this proceeding on August 29, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act).  The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act.  Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by September 6, 2011.[1]  To date, none has filed an Answer to the OIP, due ten days after service.  See OIP at 4; 17 C.F.R. § 201.220(b).  Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2).  Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them.  See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f).

---

[1] Each Respondent was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission."  17 C.F.R. § 201.141(a)(2)(ii).

Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

## II. FINDINGS OF FACT

Matthews Studio Equipment Group (CIK No. 855575)[2] is a suspended California corporation located in Burbank, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2000, which reported a net loss of over $26,000 for the prior nine months.  On April 6, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, and the case was dismissed on January 31, 2006.

Meridian Point Realty Trust 83 (CIK No. 703702) is a California trust located in Mentor, Ohio, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended September 30, 1999, which reported a net loss of over $143,000 for the prior nine months.

More Cash for Life (Worldwide) Ltd. (CIK No. 1399692) is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on May 17, 2007, which reported a net loss of over $9,000 between its inception date on May 11, 2007 and May 15, 2007.

New York Networks, Inc. (f/k/a Caliper Acquisition Corporation) (CIK No. 1107572), is a void Delaware corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $780 for the prior nine months.  The company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of New York on April 11, 2008, and the case was terminated on November 2, 2009.

Nomatterware, Inc. (CIK No. 1120023), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported

---

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B).  These "SB" forms are no longer in use.  See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

a net loss of over $1.6 million for the prior nine months.  As of August 26, 2011, the company's stock (symbol "NOMW") was traded on the over-the-counter markets.

Normark Ventures Corp. (CIK No. 1126380) is a defaulted Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended April 30, 2006, which reported a net loss of over $56,000 for the prior twelve months.

Novaheadinc (CIK No. 1177673) is a delinquent Colorado corporation located in Phoenix, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).  The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $265,000 for the prior nine months.

## III.  CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

## IV.  SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.  Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants.  Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports.  See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011); Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225.  Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act.  The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.  Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

## V.  ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Matthews Studio Equipment Group is REVOKED;

the REGISTRATION of the registered securities of Meridian Point Realty Trust 83 is REVOKED;

the REGISTRATION of the registered securities of More Cash for Life (Worldwide) Ltd. is REVOKED;

the REGISTRATION of the registered securities of New York Networks, Inc. (f/k/a Caliper Acquisition Corporation), is REVOKED;

the REGISTRATION of the registered securities of Nomatterware, Inc., is REVOKED;

the REGISTRATION of the registered securities of Normark Ventures Corp. is REVOKED; and

the REGISTRATION of the registered securities of Novaheadinc is REVOKED.


                    _____

                    Carol Fox Foelak
                    Administrative Law Judge